SYRA HEALTH CORP.

1119 Keystone Way N. #201

Carmel, IN 46032

September 28, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attn:	Scott Stringer
Joel Parker
Brian Fetterolf
Erin Jaskot

Re:	Syra Health Corp.
Registration Statement on Form S-1, as amended
File No. 333-271622

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Syra Health Corp. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Thursday, September 28, 2023, or as soon thereafter as possible.

Please notify Nazia Khan of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (202) 747-2651 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

SYRA HEALTH CORP.

By:	/s/ Deepika Vuppalanchi
Name:	Deepika Vuppalanchi
Title:	Chief Executive Officer